September 10, 2015

Via Edgar

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	MDC Partners Inc. Form 10-K for Fiscal Year Ended December 31, 2014 Filed March 2, 2015 File No. 001-13178

Dear Mr. Spirgel:

This letter will confirm that MDC Partners and William Mastrianna (Securities and Exchange Commission) have agreed that MDC Partners will submit its response to the most recent comments of the Staff of the Division of Corporation Finance on or prior to September 18, 2015.

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1803; fax: (212) 937-4365).

Very truly yours,

/s/ Mitchell Gendel
Mitchell Gendel
General Counsel & Corporate Secretary

Enclosures

cc:	William Mastrianna, Securities and Exchange Commission
Scott Kauffman, Chairman and Chief Executive Officer
David Doft, Chief Financial Officer
Christine LaPlaca, SVP, Accounting and Financial Reporting
Members of the Audit Committee, MDC Partners Inc.